UNITED MICROELECTRONICS CORPORATION

VIA EDGAR

June 15, 2016

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Mr. Dennis Hult

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Microelectronics Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 18, 2016

File No. 001-15128

Dear Mr. James, Ms. Tillan and Mr. Hult:

Reference is made to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 8, 2016 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) of United Microelectronics Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in italicized boldface type below and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

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Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 8. Property, Plant and Equipment, page F-48

1.	Please refer to your response to comment 4 and confirm to us that you will provide the disclosures required by IAS 36.130(a), (c)(i), and (e) in future filings.

Response

The Company has respectfully noted the Staff’s comment and confirms that it will provide the disclosures required by IAS 36.130(a), (c)(i), and (e) in the following manner in future filings.

The thin-film solar cell and module industry has undergone challenging business conditions in the past year and experienced pricing declines indirectly due to oversupply in the silicon solar cell industry and the reductions in government supported incentives. The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of the PP&E used in the manufacturing of thin-film solar cells and modules. The Company determined the recoverable amount of the CGU amounted to NT$1,995 million on the basis of value in use, representing the present value of the future cash flows expected to be derived by the CGU, and compared it to its carrying amount. The test revealed that the recoverable amount was less than the carrying amount for which the Company recorded an impairment loss accordingly.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2658-9168 or email at chitung_liu@umc.com.

Very truly yours,

/s/ Chitung Liu
Chief Financial Officer United Microelectronics Corporation